26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

May 11, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Mr. Bernard Nolan, Attorney-Adviser
Mr. Stephen Krikorian, Accountant Branch Chief
Ms. Amanda Kim, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                                      M17 Entertainment Limited
Registration Statement on Form F-1
CIK No. 0001731946

Dear Ms. Jacobs, Mr. Nolan, Mr. Krikorian and Ms. Kim:

Our client, M17 Entertainment Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today publicly filed its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits thereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted to the Commission on April 9, 2018 (the “Draft Registration Statement”).

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around May 25, 2018, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Furthermore, in response to the Staff’s comment contained in the Staff’s letter dated May 1, 2018 on the Company’s Draft Registration Statement, we set forth the Company’s response below. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included a page reference in the Registration Statement where the language addressing the comment appears. In addition to the amendments made in response to the Staff’s comments, the Company has updated the Registration Statement to include other information and data to reflect the new developments since the submission of the Draft Registration Statement.

PARTNERS:   Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | Judy W.C. Yam | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai Washington, D.C.

Risk Factors

“As a company incorporated in the Cayman Islands, we are permitted . . .”, page 42

1.     We note that in addition to the corporate governance exemptions that will be available to you as a foreign private issuer, you will be eligible for certain exemptions as a controlled company. In this regard, we note your revised disclosure indicates that Mr. Phua, your director and group chief executive officer, will have a majority of the voting power of your issued and outstanding share capital by virtue of beneficially owning all issued Class B ordinary shares. Please disclose that you will qualify as a controlled company and that you thus may also rely on the exemptions available to such kind of company.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Registration Statement by adding a risk factor.

*              *              *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell).  Questions pertaining to accounting and auditing matters may be directed to the following partner at PricewaterhouseCoopers, Taiwan: Chien-Yeh Hsu at +886 2729 6666 (work) or +886 988 275052 (cell). PricewaterhouseCoopers, Taiwan is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.                              Joseph Jiexian Phua, Chief Executive Officer, M17 Entertainment Limited

Shang Koo, Chief Financial Officer, M17 Entertainment Limited

Ben James, Esq., Partner, Kirkland & Ellis International LLP
Chien-Yeh Hsu, Partner, PricewaterhouseCoopers, Taiwan
Chris Lin, Esq., Simpson Thacher & Bartlett